Exhibit 99.1

Valuation Reports

Star Bulk Carriers Corp. (the “Company”) engaged Arrow Research Limited (“Arrow Valuations”), an independent appraisal firm, to provide valuation services for its fleet. Arrow Valuations prepared a valuation report, dated July 31, 2026 and effective as of June 30, 2026, covering the Company’s 133 owned vessels (the “July 31 Valuation Report”), attached hereto as Annex A. Arrow Valuations also prepared a separate valuation report, dated and effective as of August 21, 2026, covering the Company’s five newbuilding vessels, including the Star Bella and the Star Kyra, each of which was delivered in August 2026, and three vessels expected to be delivered in the fourth quarter of 2026 (the “August 21 Valuation Report”), attached hereto as Annex B.

Private & Confidential

Annex A

July 31 Valuation Report

StarBulk Carriers Corp

40 Agiou Konstantinou Street

Maroussi 151 24

Greece

Valuation

As requested, Arrow Valuations has made an assessment of the key particulars of each vessel stated below (each a “Vessel”) (and other relevant works of reference in its possession) and is able to state that in its opinion the approximate value of each Vessel on 30th June 2026, on the assumptions set out below and as between a “willing buyer and a willing seller”, is:-

Vessel Name	IMO	Key Particulars	Value - US$
MV Star Ayesha	9796315	Scrubber	$74,250,000
MV Debbie H	9796303	Scrubber	$74,250,000
MV Katie K	9796298	Scrubber	$74,250,000
MV Star Leo	9712670	Scrubber	$70,500,000
MV Star Magnaminus	9731470	Scrubber	$70,500,000
MV Star Eleni	9712668	Scrubber	$70,500,000
MV Star Ariadne	9731468	Scrubber	$67,000,000
MV Star Sienna	9756224	Scrubber	$67,000,000
MV Star Virgo	9731432	Scrubber	$67,000,000
MV Star Laetitia	9756248	Scrubber	$67,000,000
MV Star Libra	9731444	Scrubber	$63,500,000
MV Star Marisa	9731456	Scrubber	$63,500,000
MV Star Gina 2GR	9735177	Scrubber	$64,500,000
MV Star Karlie	9756236	Scrubber	$63,500,000
MV Goliath	9735153	Scrubber	$61,500,000
MV Maharaj	9735165	Scrubber	$61,500,000
MV Gargantua	9712682	Scrubber	$61,500,000
MV Leviathan	9702546	Scrubber	$52,500,000
MV Peloreus	9702534	Scrubber	$52,500,000
MV Star Claudine	9444534	Scrubber	$37,000,000
MV Star Martha	9564097	Scrubber	$36,750,000
MV Star Marilena	9507520	Scrubber	$35,000,000
MV Star Borneo	9507518	Scrubber	$35,000,000
MV Star Bueno	9507544	Scrubber	$35,000,000
MV Star Marianne	9519078	Scrubber	$35,000,000
MV Star Ophelia MV Star Janni	9486726 9505833	Scrubber Scrubber	$35,000,000 $35,000,000
MV Star Lyra	9444039	Scrubber	$32,750,000
MV Star Pauline	9479890	Scrubber	$32,500,000
MV Star Angie	9340714	Scrubber	$28,000,000
MV Kymopolia	9310123	Scrubber	$28,000,000

MV Star Eva	9481702	Scrubber	$20,500,000
MV Amami	9520821	Scrubber	$22,500,000
MV Madredeus	9520845	Scrubber	$22,500,000
MV Star Sirius	9520883	Scrubber	$22,500,000
MV Star Vega	9520895	Scrubber	$22,500,000
MV Star Aphrodite	9590096	Scrubber	$20,250,000
MV Star Piera	9450909	Scrubber	$19,250,000
MV Star Despoina	9450894	Scrubber	$19,250,000
MV Star Evelina	1042732	Scrubber	$43,250,000
MV Star Emma	1042720	Scrubber	$43,250,000
MV Star Ellie	1094668	Scrubber	$43,250,000
MV Star Alessia	9804564	Scrubber	$33,250,000
MV SBI Macarena	9719563	Scrubber	$27,750,000
MV SBI Lambada	9719551		$26,500,000
MV SBI Capoeira	9719537		$25,000,000
MV SBI Carioca	9719549	Scrubber	$26,250,000
MV Star Virginia	9698874	Scrubber	$31,750,000
MV Star Calypso	9634842	Scrubber	$26,250,000
MV Star Jeannette	9619804	Scrubber	$28,250,000
MV Star Lydia	9673795	Scrubber	$27,250,000
MV Star Nicole	9673783	Scrubber	$27,250,000
MV Star Suzanna	9650872	Scrubber	$20,750,000
MV Mercurial Virgo	9651553	Scrubber	$20,750,000
MV Star Charis	9615418	Scrubber	$20,750,000
MV Star Astrid	9582453	Scrubber	$23,750,000
MV Star Mona	9518062	Scrubber	$23,750,000
MV Star Electra	9442536	Scrubber	$22,500,000
MV StarDust	9597757	Scrubber	$20,250,000
MV Star Flame	9470076	Scrubber	$20,250,000
MV Star Genesis	9457464	Scrubber	$19,250,000
MV Star Sky	9399105	Scrubber	$20,250,000
MV Star Luna	9440849	Scrubber	$15,750,000
MV Star Bianca	9370769	Scrubber	$16,250,000
MV Star Sophia	9361201	Scrubber	$15,250,000
MV Star Markella	9401491	Scrubber	$15,250,000
MV Star Maria	9401489	Scrubber	$15,250,000
MV Star Renee	9328948	Scrubber	$14,250,000
MV Pendulum	9344095	Scrubber	$14,250,000
MV Star Nasia	9361237	Scrubber	$14,250,000
MV Star Gwyneth	9301031	Scrubber	$14,250,000
MV Star Helena	9361213	Scrubber	$14,250,000
MV Star Nina	9354832	Scrubber	$14,250,000
MV Star Laura	9328936	Scrubber	$14,250,000
MV Star Angelina	9310630	Scrubber	$14,250,000
MV Star Kamila	9285043	Scrubber	$13,250,000
MV Star Elizabeth	9917488		$35,000,000

MV Star Vancouver	9855850	Scrubber	$32,750,000
MV Star Halifax	9855862	Scrubber	$32,750,000
MV Star Rotterdam	9721994	Scrubber	$29,000,000
MV Star Wave	9746009	Scrubber	$30,750,000
MV Star Singapore	9788100	Scrubber	$29,000,000
MV Star Hong Kong	9743590	Scrubber	$27,500,000
MV Star Shanghai	9743588	Scrubber	$27,500,000
MV Star Stockholm	9704855	Scrubber	$27,500,000
MV Mackenzie	9703588	Scrubber	$27,500,000
MV Star Stamford	9735127		$28,250,000
MV Kennadi	9703576	Scrubber	$27,500,000
MV Star Lutas	9712709	Scrubber	$29,250,000
MV Star Copenhagen	9699359	Scrubber	$26,750,000
MV Star Sydney	9699373	Scrubber	$26,750,000
MV Star Tokyo	9748069	Scrubber	$29,500,000
MV Star Santos	9699347	Scrubber	$26,750,000
MV Star Antares	9712694	Scrubber	$27,750,000
MV Star Monica	9715842	Scrubber	$29,500,000
MV Star Dublin	9699323	Scrubber	$26,750,000
MV Star New London	9754991	Scrubber	$26,750,000
MV Star Pisces	9715854	Scrubber	$29,500,000
MV Star Aquarius	9715828	Scrubber	$29,500,000
MV Star Subaru	9705160	Scrubber	$27,750,000
MV Star Valencia	9699311	Scrubber	$26,750,000
MV Kaley	9700689	Scrubber	$26,750,000
MV Star Antwerp	9699036	Scrubber	$26,750,000
MV Star Cape Town	9700134	Scrubber	$26,750,000
MV Star Gibraltar	9702508		$25,750,000
MV Laura	9700665	Scrubber	$26,750,000
MV Roberta	9700653	Scrubber	$26,750,000
MV Star Oslo	9699282	Scrubber	$26,750,000
MV Idee Fixe	9700677	Scrubber	$26,750,000
MV Honey Badger	9711315	Scrubber	$27,750,000
MV Wolverine	9711327	Scrubber	$27,750,000
MV Star Helsinki	9699270	Scrubber	$26,750,000
MV Star Westport	9705988	Scrubber	$26,750,000
MV Star Apus	9698795	Scrubber	$25,500,000
MV Star Hamburg	9698587	Scrubber	$25,500,000
MV Star Madison	9575278	Scrubber	$24,500,000
MV Star Fighter	9642198	Scrubber	$24,000,000
MV Star Greenwich	9575266	Scrubber	$24,500,000
MV Star Groton	9575242	Scrubber	$24,500,000
MV Star Fairfield	9575230	Scrubber	$24,500,000
MV Star Southport	9575228	Scrubber	$24,500,000
MV Star Rowayton	9575216	Scrubber	$24,500,000
MV Star Mystic	9575204	Scrubber	$24,500,000
MV Star Challenger	9632997	Scrubber	$23,000,000
MV Star Cleo	9594638	Scrubber	$17,000,000

MV Star Pegasus	9621780	Scrubber	$17,000,000
MV Martin	9441350	Scrubber	$14,250,000
MV Kingfisher	9441S348	Scrubber	$14,250,000
MV Jay	9441336	Scrubber	$14,250,000
MV Star Bright	9507788	Scrubber	$15,500,000
MV Ibis Bulker	9441324	Scrubber	$14,250,000
MV Grebe Bulker	9441312	Scrubber	$14,250,000
MV Gannet Bulker	9441300	Scrubber	$14,250,000
MV Egret Bulker	9441295	Scrubber	$14,250,000
MV Crane	9441283	Scrubber	$14,250,000

Assumptions

This valuation is provided on the following assumptions and bases: (i) each Vessel would be in a position to give early delivery, within an acceptable area, free of charter or any contract of employment, for cash payment on normal commercial terms; (ii) the sellers of each Vessel could give delivery of the Vessel free from all registered encumbrances, maritime liens and all debts; (iii) each Vessel has been maintained to standards expected for a ship of her age and type; (iv) each Vessel fully complies with latest IMO/MARPOL/SOLAS requirements, is in a sound trading condition, being fully classed to the requirements of her Classification Society, is free of recommendations and has clean and valid trading certificates, conforming in all respects with the requirements of the appropriate Registry; (v) the above ‘key particulars’ are correct; and (vi) Arrow Valuations has not made a physical inspection of any Vessel nor inspected any classification records. Arrow Valuations does not accept responsibility for the accuracy of the assumptions.

Use and Sharing

This valuation is a statement of opinion only and is based on the above assumptions, and is our opinion of the market as of 30th June 2026 and should not be taken to apply to any other date. Prior to entering into any transaction in respect of any Vessel you should satisfy yourself (by inspection or otherwise) that the assumptions are appropriate and the ‘key particulars’ are correct. Arrow Valuations gives no assurance that any above stated value can be sustained or is realisable in an actual transaction. In addition, each Vessel has been valued individually therefore no assurance is given that, if all (or a substantial number) of the Vessels were placed on the market at the same time, the amount realised would be equal to the total of the individual valuations.

This valuation is given solely for the private internal use of the addressee and is not for publication or circulation other than as permitted by Arrow Valuations’ Terms of Business and with prior written consent.

Terms of Business

The Valuation is provided in accordance with, and subject to, Arrow Valuations’ Terms of Business. These are available at: ARROW-Valuations-Terms-of-Business.pdf

Simon Stokes
Date: 31st July 2026
For and on behalf of ARROW VALUATIONS Arrow Valuations Reference: 07261023

Private & Confidential

Annex B

August 21 Valuation Report

STAR BULK CARRIERS CORP. (“STAR BULK” or “Company”)

40 Agiou Konstantinou Str.

Marousi 15124

Greece

Valuation

As requested, Arrow Valuations has made an assessment of the key particulars of the vessel stated below (the “Vessel”) (and other relevant works of reference in its possession) and is able to state that in its opinion the approximate value of the Vessel on 21st August 2026, on the assumptions set out below and as between a “willing buyer and a willing seller”, is:-

Vessel Name	IMO	Key Particulars	Value - US$
MV Star Irini	1055222	Scrubber	$43,500,000
MV Star Aline	1055234	Scrubber	$43,500,000
MV Star Argyro	1055246	Scrubber	$43,500,000
MV Star Kyra	1094711	Scrubber	$43,500,000
MV Star Bella	1094694	Scrubber	$43,500,000

Assumptions

This valuation (the “Valuation”) is provided on the following assumptions and bases: the Vessel would be in a position to give early delivery, within an acceptable area, free of charter or any contract of employment, for cash payment on normal commercial terms; (ii) the sellers of the Vessel could give delivery of the Vessel free from all registered encumbrances, maritime liens and all debts; (iii) the Vessel has been maintained to standards expected for a ship of her age and type; (iv) the Vessel fully complies with latest IMO/MARPOL/SOLAS requirements, is in a sound trading condition, being fully classed to the requirements of her Classification Society, is free of recommendations and has clean and valid trading certificates, conforming in all respects with the requirements of the appropriate Registry; (v) the ‘key particulars’ set out in the table above are correct; and (vi) Arrow Valuations has not made a physical inspection of any Vessel nor has it inspected any classification records. Arrow Valuations does not accept responsibility for the accuracy of the assumptions.

Methodology

Our methodology would include but would not necessarily be limited to consideration of the following: Last done sales, offers and bids for similar ships, Internal data of sales, second-hand sales index, Internal matrix of values, historical comparisons, general market movements, scrap values, other resources and replacement cost methodology.

Use and Sharing

This Valuation is a statement of opinion only and is based on the above assumptions, and is our opinion of the market as of 21stAugust 2026 and should not be taken to apply to any other date. Prior to entering into any transaction in respect of the Vessel you should satisfy yourself (by inspection or otherwise) that the assumptions are appropriate and the ‘key particulars’ set out above are correct. Arrow Valuations gives no assurance that any above stated value can be sustained or is realisable in an actual transaction.

Save as set out in the section entitled “Specific Use Permission”, this Valuation is given solely for the private internal use of the addressee and is not for publication or circulation other than as permitted by Arrow Valuations’ Terms of Business and with our prior written consent.

Terms of Business

The Valuation is provided in accordance with, and subject to, Arrow Valuations’ Terms of Business. These are available at: ARROW-Valuations-Terms-of-Business.pdf

Specific Use Permission

Arrow Valuations hereby grants its consent to the inclusion of the valuation report (and/or any extract or summary thereof), in any prospectus to be drafted and published by STAR BULK in any jurisdiction, relating to any offering and/or listing of Company’s securities (the “Transaction”).

Arrow Valuations declares and confirms that, so far as we are aware and based on our knowledge as at the date hereof, neither Arrow Valuations nor its staff involved in the preparation of the Valuation Report, as at the date hereof, have any material interests in relation to the Company and/or its Group (within the meaning of IAS 24); nor have any interests, including conflicting interests, that are material to the Transaction, in each case having regard to the following criteria: (a) agreements with the major shareholders of the Company and/or its Group; (b) direct or indirect financial interests dependent on the success of the Transaction; (c) employment relationships or receipt of any remuneration from the Company and/or the Company’s Group; (d) ownership of shares and/or bonds of the Company and/or the Company’s Group; (e) participation in bodies or committees of the Company and/or the Company’s Group; and (f) relationships with financial institutions participating in the Transaction.

Simon Stokes
21st August 2026
For and on behalf of ARROW VALUATIONS Arrow Valuations Reference: 08261059